[LATHAM & WATKINS LLP LETTERHEAD]

June 1, 2005

VIA EDGAR AND FACSIMILE—(202) 942-9533

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Attention:	Jeffrey P. Riedler, Assistant Director Zafar Hasan, Attorney-Advisor Suzanne Hayes, Attorney-Advisor Ibolya Ignat, Staff Accountant James Atkinson, Staff Accountant
Re:	Sunesis Pharmaceuticals, Inc. Registration Statement on Form S-1 (Registration No. 333-121646)

Ladies and Gentlemen:

        On behalf of Sunesis Pharmaceuticals, Inc. ("Sunesis" or the "Company"), we confirm receipt of the letter dated May 10, 2005 from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the above-referenced filing. We are responding to the Staff's comments as set forth below. The Staff's comments are set forth below in bold, followed by the Company's response. Sunesis is filing pre-effective Amendment No. 3 ("Amendment No. 3") to the above referenced registration statement with this response letter. All page numbers in the responses below refer to Amendment No. 3.

General

  1.
  We note the discussion in your cover letter of the issuance of stock to Bristol Myers Squibb Company and your conclusion that the issuance and the public offering should not be integrated. Please provide us with the analysis used to reach this conclusion. We may have further comments after reviewing your response.

        The Company has analyzed the issuance of stock to Bristol-Myers Squibb Company (the "Strategic Preferred Stock Issuance") under the Staff's no-action letters to Black Box Incorporated (June 26, 1990) and Squadron, Ellenoff, Pleasant & Lehrer (February 27, 1992). A summary of the Company's analysis is set forth below.

        In Black Box, the Staff was presented with the issue of whether a private placement of convertible debentures would be deemed to be part of, or integrated with, a concurrent initial public offering where (1) the issuer did not negotiate and execute definitive purchase agreements relating to the private placement prior to the filing of the registration statement for the IPO and (2) the convertible debentures were only to (a) a limited number of "qualified institutional buyers" (within the meaning of Rule 144A under the Securities Act of 1933, as amended (the "Securities Act")) or (b) not more than four "accredited investors" (within the meaning of Rule 501 under the Securities Act) in a transaction that would be a valid private placement if viewed separately. In its request letter to the Commission, Black Box posited its view that, if the nature of the convertible debenture purchasers is such that they are capable of fending for themselves and do not need the protections afforded by registration under the Securities Act, then no purpose is served by integrating the offering to such purchasers with the initial public offering. In its response, the Staff stated that:

  The Division of Corporation Finance, for policy reasons, is of the view that offers and sales of the Convertible Debentures to a limited number of purchasers, as described, in a transaction subsequent to the filing of the registration statement covering the Company's proposed public common stock offering need not be integrated with the registered public offering. In reaching this position, the staff notes [Black Box's] representation that the Convertible Debenture transaction would be a valid private placement if viewed separately.

        In Squadron, Ellenoff, the Staff confirmed that (1) the Staff's positions in the Black Box letter were not based on the financial condition of the company and (2) the position of the Staff with respect to integration of the Black Box offering would not have been different if common stock had been sold in both the public and private offerings.

        In connection with the Strategic Preferred Stock Issuance, the Company issued 1,666,667 shares of the Company's Series C-2 preferred stock to Bristol-Myers Squibb Company ("BMS") pursuant to the License Agreement between the Company and BMS entered into on April 27, 2005. BMS was the sole purchaser of Series C-2 preferred stock in connection with the Strategic Preferred Stock Issuance. Based its public filings with the Commission, BMS had $30.4 billion of total assets as of December 31, 2004 and reported $19.4 billion of revenues and $2.4 billion of net income for 2004. In addition, BMS represented to the Company that it was an "accredited investor" in the Stock Purchase Agreement, dated as of April 27, 2005 (the "Stock Purchase Agreement"), by and between the Company and BMS. The Stock Purchase Agreement is filed as Exhibit 10.38 to the Company's registration statement on Form S-1. Neither the Company nor any person acting on the Company's behalf made any form of general solicitation or general advertising in connection with the Strategic Preferred Stock Issuance. The Series C-2 preferred stock issued to BMS in connection with the Strategic Preferred Stock Issuance constitutes restricted securities that cannot be sold without registration under the Securities Act or an exemption therefrom, and the Company exercised reasonable care to assure that BMS was not an underwriter within the meaning of Section 2(11) of the Securities Act. In particular, (a) BMS represented to the Company in the Purchase Agreement that (i) it was acquiring the Series C-2 preferred stock for investment purposes only and not with a view to, or for resale in connection with, any distribution thereof and (ii) such shares are not registered under the Securities Act and must be held indefinitely unless subsequently registered under the Securities Act or unless an exemption from registration is otherwise available and (b) and the certificate representing the Series C-2 preferred stock issued to BMS bears a legend stating that the securities have not been registered under the Securities Act and setting forth the restrictions on transferability and sale.

        As part of its analysis, the Company considered the factors set forth in Rule 502 under the Securities Act and Release 33-4552 (November 6, 1962). In connection therewith, the Company supplementally advises the Staff as follows:

  •
  The Strategic Preferred Stock Issuance and the proposed initial public offering are not part of a single plan of financing. The Strategic Preferred Stock Issuance did not result in any cash proceeds to the Company and is not part of any plan of financing. The Strategic Preferred Stock Issuance was completed for the purpose of paying the up-front license fee in connection with the Company's in-license of SNS-032 from BMS.

  •
  The Strategic Preferred Stock Issuance involved the issuance of the Company's Series C-2 preferred stock, which is convertible into shares of the Company's common stock. The Company plans to issue common stock to investors in connection with the proposed initial public offering. The Company acknowledges that, as set forth in the Squadron, Ellenoff letter, an offering of a class of securities and an offering of another security convertible into that class of securities have historically been treated by the Staff as offerings of the same class of securities.

  •
  The Strategic Preferred Stock Issuance and the proposed initial public offering were not made at or about the same time. The Strategic Preferred Stock Issuance was completed on April 27, 2005. Due to current market conditions, the Company has not yet determined the timing of its proposed initial public offering.

  •
  The Strategic Preferred Stock Issuance and the proposed initial public offering do not involve receipt of the same type of consideration. The Strategic Preferred Stock Issuance was made in consideration of the grant to the Company of a license for a product candidate, and the Company did not receive any cash proceeds in connection with the Strategic Preferred Stock Issuance. The consideration in the proposed initial public offering will be cash.

  •
  The Strategic Preferred Stock Issuance and the proposed initial public offering are not being made for the same general purpose. The purpose of the Strategic Preferred Stock issuance was to pay the up-front license fee in connection with the Company's in-license of SNS-032 from BMS. The purpose of the proposed initial public offering is to raise cash to finance the operations of the Company, as described in Amendment No. 3 in the section entitled "Use of Proceeds."

        Based on the foregoing, the Company believes that the Strategic Preferred Stock Issuance would be a valid private placement if viewed separately. Accordingly, the Company believes that the Strategic Preferred Stock Issuance should not be integrated with the Company's proposed initial public offering.

  2.
  Please provide us with a supplemental analysis supporting your determination that the brochure did not constitute an offer to sell securities and that it did not have the effect of conditioning the market. Your analysis should address whether a risk factor discussing potential rescission liability is appropriate. We may have further comments.

        The Company respectfully advises the Staff that it believes that the profile of the Company contained in the BIO Conference materials constitutes ordinary factual business communications of the Company under the guidelines of Commission Release No. 33-5180 (August 16, 1971). In connection with its analysis, the Company supplementally advises the Staff as follows:

  •
  The Company and members of the Company's management regularly participate in scientific and industry conferences, such as the BIO Conference. Participation in conferences is common in the biotechnology industry and is in the ordinary course of the Company's business consistent with its past practice. Almost 200 other biotechnology companies participated in the BIO Conference.

  •
  The information contained in the profile was solicited by the organizers of the BIO Conference as background information with respect to Daniel N. Swisher, Jr., the Company's Chief Executive Officer, who participated on a panel at the BIO Conference. The information contained in the profile was furnished in response to such inquiry and not for the purpose of promoting the Company or its pending initial public offering. The profile was one of almost 200 such company profiles contained in conference materials.

  •
  The profile contained only factual information already included or implicit in the Company's registration statement on Form S-1. The profile did not include any information relating to forecasts, projections or predictions (including, without limitation, any forecasts, projections or predictions regarding revenues, income or earnings per share) or any opinion or statement relating to the Company's anticipated valuation.

  •
  The profile was published in February 2005 and, to the knowledge of Company officers, has not resulted in any inquiries to the Company regarding the purchase the Company's securities. Although the timing of the initial public offering has not been determined, the Company expects that considerable additional time will pass before the Company's initial public offering is consummated. Each investor in the Company's initial public offering will receive a copy of the final prospectus contained in the Company's registration statement on Form S-1.

Based on the foregoing, the Company does not believe that the profile contained in the BIO Conference materials (1) constituted an offer to sell securities, (2) had the effect of conditioning the market or (3) resulted in a violation of Section 5 of the Securities Act. As a result, the Company does not believe that a risk factor discussing potential rescission liability is appropriate.

  3.
  Please disclose the circumstances and conversations that led to the possibility that existing stockholders might participate in the initial public offering. Please also disclose the substance of the oral conversations with members of the board and their affiliated funds. If you sent, or plan to send, materials related to a directed share program to these parties, please provide us with copies of these materials. We may have further comments.

        Since 2004, the Company has closely monitored filings made with the Commission by other biotechnology companies that have recently completed, or are seeking to complete, their initial public offerings. This monitoring has been conducted by the Company's management with assistance from the underwriters, and the results have been regularly reported to the Company's board of directors. The Company is aware of a number of recent initial public offerings of biotechnology companies that have involved participation by existing stockholders of the issuer, including for example Threshold Pharmaceuticals, Inc. and Favrille, Inc. Based on conversations with representatives of investment banks and others familiar with those offerings, the Company believes that insider participation was necessary for the successful completion of those transactions. The Company is informed by the underwriters that insider participation in initial public offerings is generally viewed by investors as a positive sign, and the Company believes that the success of the Company's proposed initial public offering could depend on whether its existing investors are willing to purchase additional shares in the Company's initial public offering.

        Based on the foregoing, the Company's has had oral discussions with several of the Company's existing significant stockholders to determine whether and on what circumstances such investors would be willing to participate in the Company's initial public offering. Most of these stockholders are represented on the Company's board of directors. To date, some existing stockholders have indicated that they might be interesting in participating in the Company's initial public offering, depending on the Company's valuation and other factors. For example, Biogen Idec has indicated that it may participate in an amount up to $7 million. The Company has not made any written offers or distributed any written materials in connection with its proposed initial public offering, and no commitments to participate have been requested or made. The Company will not have a directed share program in connection with its proposed initial public offering.

  4.
  We note your response to comment 1. If you commence operations in Syria, Iran, Cuba or North Korea at any time, either prior to or subsequent to effectiveness, please contact us and provide us with updated information.

        In the event that the Company commences operations in Syria, Iran, Cuba or North Korea at any time, either prior to or subsequent to effectiveness, the Company undertakes to contact the Commission and provide the Commission with updated information.

We rely on a third party to manufacture our product candidates…, page 15

  5.
  Please identify the third party that manufactures SNS-032. If you have an agreement with this party, file the agreement or provide us with an analysis supporting your determination that you are not substantially dependent on the agreement. If you do not have an agreement with this party, revise your risk factor to disclose this information.

        Sunesis respectfully advises the Staff that it does not believe that it is required to file the above-referenced manufacturing agreement because the contract is such as ordinarily accompanies the kind of business conducted by the Company, and it does not fall within any of the categories specified in Item 601(b)(10)(ii)(A)-(D) of Regulation S-K. In particular, the Company is not substantially dependent on such manufacturer and Sunesis believes that there are a sufficient number of alternative suppliers who could manufacture SNS-032 if necessary. In addition, Sunesis advises the Staff that, as disclosed on page 66, it currently has adequate inventory of the active pharmaceutical ingredient of SNS-032 to meet its anticipated needs for at least its planned Phase I trial of SNS-032, and anticipates having adequate inventory on hand for future needs for the period of time that it believes would be necessary to qualify a new supplier.

Clinical Trials, page 47

  6.
  Please revise to explain the term "myelosuppression."

        Sunesis has revised the disclosure on page 47 to explain the term "myelosuppression."

Bristol-Myers Squibb Company, page 59

  7.
  Please disclose the number of preferred shares that were issued as an upfront payment to BMS and disclose the material terms of the preferred shares, including conversion rights, resale registration rights, dividend provisions, etc.

        Sunesis has revised the disclosure on page 59 to disclose the number of shares of Series C-2 preferred stock that were issued as an upfront payment to BMS. Sunesis respectfully advises the Staff that the Company has disclosed in the section entitled "Conversion of Preferred Stock and Reverse Stock Split," among other places, that all the shares of preferred stock, including the Series C-2 preferred stock, will be converted into common stock in connection with the offering. The material terms of the preferred stock are described to the extent required in the section entitled "Description of Capital Stock," and Sunesis has revised its disclosure on page 59 to cross-reference this section.

  8.
  Disclose whether the payment of milestones in cash or equity is at your option or at the option of BMS. How will the number of shares be determined?

        Sunesis has revised the disclosure on page 59 in response to the Staff's comment.

  9.
  We note that the expiration of the royalty obligations may be determined by the expiration of patents licensed to you. Please revise to disclose when the latest patent to expire is currently scheduled to expire.

        Sunesis has revised the disclosure on page 60 in response to the Staff's comment.

Item 15 Recent Sales of Unregistered Securities

  10.
  Please revise this section to include a discussion of the preferred shares issued to Bristol-Myers Squibb.

        Sunesis has revised the disclosure in Item 15 in response to the Staff's comment.

* * * * *

        If the Staff has any questions or would like to discuss any of the foregoing, please do not hesitate to contact the undersigned at (650) 463-3004 or William Davisson of this firm at (650) 463-2660.

Very truly yours,
/s/ JAMES L. MORRONE
James L. Morrone of Latham & Watkins LLP
cc:
Daniel N. Swisher, Jr., Sunesis Pharmaceuticals, Inc.
Daryl B. Winter, J.D., Ph.D., Sunesis Pharmaceuticals, Inc.
Alan C. Mendelson, Esq., Latham & Watkins LLP
William C. Davisson, III, Esq., Latham & Watkins LLP
Laura Berezin, Esq., Cooley Godward LLP
John T. McKenna, Esq., Cooley Godward LLP